Mail Stop 3-8


											April 21,
2005

By Facsimile and U.S. Mail

Mr. David Freeman
President and Chief Executive Officer
Lydall, Inc.
One Colonial Road
Manchester, Connecticut 06040

		RE:	Lydall, Inc.
			Form 10-K for the fiscal year ended December 31,
2004
			Filed March 16, 2005
			File No. 1-07665

Dear Mr. Freeman:

		We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Consolidated Results of Operations

Restructuring Activities, page 10

1. Detailed discussions of restructuring charges are required in MD&A. MD&A currently describes certain aspects of your restructuring efforts; however, more detailed discussion should be provided in future annual and interim filings. Specifically, the expected effects on future earnings and cash flows resulting from the manufacturing consolidation plan should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should clearly identify the income statement line items to be impacted. In later periods if actual savings anticipated by the consolidation plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. Refer to the disclosure guidance set forth in SAB Topic 5.P.4. Please revise in future filings.

Filtration/Separation, page 12

2. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, where you provide a list of the contributing and offsetting factors to your increase in Filtration/Separation Segment net sales in fiscal year 2004, quantification of individual impacts should be provided.
See Item 303(A) of Regulation S-K and Financial Reporting Codification 501.04. Please revise in future filings.

Liquidity and Capital Resources

Contractual Obligations, page 15

3. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and planned funding of pension and other postretirement benefit obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Item 9A. Controls and Procedures, page 19

4. In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K. Also confirm to us supplementally that there were no changes in your internal controls over financial reporting during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

Consolidated Statements of Cash Flows, page F-5

5. In future filings, please remove the subtotal captioned "total adjustments". The only subtotal that should be included within the operating section of the statements of cash flows is the subtotal for net cash provided by or used in operating activities.

Consolidated Statements of Changes in Stockholders` Equity, page
F-6

6. In future filings please include a column that reconciles the changes in the number of shares of common stock issued between years.
See paragraph 10 of APB 12.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

General

7. Pursuant to EITF 00-10, in future filings please disclose in the footnotes your policy for classifying shipping and handling costs in the statements of operations. If shipping and handling costs are not classified in cost of sales, please disclose the amount of these costs and the line item(s) that include them.

Pre-production design and development costs, page F-7

8. In future filings please revise your disclosure to clarify how the terms of your long-term supply arrangements support your capitalization of pre-production design and development/tooling costs under EITF 99-5. Please also disclose the aggregate amount of: 1) assets recognized pursuant to agreements that provide for contractual reimbursement of pre-production design and development costs; 2) assets recognized for molds, dies and other tools that you own; and
3) assets recognized for molds, dies and other tools that you do not own. Refer to paragraph 6 of EITF 99-5. Show us supplementally how the revised disclosures will read.

Revenue Recognition, page F-8

9. In future filings please revise your disclosure to address the terms of and your revenue recognition policy for reimbursable pre-production design and development costs and the related long-term
supply arrangements.   Also, in view of your disclosure that sales
are generally recognized upon shipment, please supplementally tell us and disclose in future filings:
* Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers;
* Your customers` rights of inspection, acceptance, and return;
and
* When title passes from you to your customer.
Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Refer to SAB Topic 13:A.

10. In future filings please revise your disclosure to include your accounting for sales returns and allowances, or otherwise tell us why you believe such disclosure is inapplicable. Also revise Schedule II to include your allowance for sales returns, if material. Refer to
Rules 5-04 and 12-09 of Regulation S-X.

Note 13. Segment Information, page F-19

11. In future filings, please revise your reconciliation from total segment operating income to consolidated operating income so that all significant reconciling items are separately identified and described. Your current reconciliation which shows one amount captioned "reconciling items" is not sufficient in this regard. Refer to paragraph 32 of SFAS 131.

12. Based on your Item 1 disclosures, we understand that you sell
several types of products and services.   In future filings please
provide revenue disclosures by product and service group as required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products and services may be applicable:
o Automotive thermal and acoustical barriers
o Passive industrial thermal and insulating business products
o Active industrial thermal and insulating business products
o Air filtration products
o Liquid filtration products
o Vital fluids business products
o Transportation, distribution and warehousing services
o Assorted specialty products
If you believe that other product or service categories are more appropriate, please advise.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 824-5549.
In
his absence, direct your questions to Robyn Manuel at (202) 942-
7786.
Any other questions may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


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Mr. David Freeman
President and Chief Executive Officer
Lydall, Inc.
April 21, 2005
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